UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Edgar Online, Inc.
(Name of Issuer)
COMMON STOCK Par Value $.01 per share
(Title of Class of Securities)
279765101
(CUSIP Number)
Purchase of Securities through December 31, 2010
(Date of Event Which Requires Filing of this Statement)

(Amendment No. 4)
Pursuant to Rule 13d-2(b)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☑ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	279765101

1)	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of Above Persons (entities only) R.L. Renck & Co., Inc.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3)	SEC USE ONLY

4)	CITIZENSHIP OR PLACE OF ORGANIZATION

	Illinois, United States of America

	5)	SOLE VOTING POWER

NUMBER OF		549,009

SHARES	6)	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7)	SOLE DISPOSITIVE POWER
REPORTING
PERSON		549,009

WITH	8)	SHARED DISPOSITIVE POWER

		-0-

9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	549,009

10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ITEM 9

	2.03%

12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IA — Investment Adviser

ITEM 1.
(A)	NAME OF ISSUER

Edgar Online, Inc.

(B)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICE

50 Washington Street, Norwalk, CT 06854
ITEM 2.
(A)	NAME OF PERSONS FILING

R.L. Renck & Co., Inc.

(B)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR IF NONE, RESIDENCE

116 West 23rd Street, Suite 500, New York, New York 10011

(C)	CITIZENSHIP

United States

(D)	TITLE OF CLASS OF SECURITIES

Common Stock $.01 par value

(E)	CUSIP NUMBER

279765101
ITEM 3.
If this statement is filed pursuant to rule 240.13d- 1(b), or 240.13d- 2(b)or (c), check whether the person filing is a:
(a)	☑	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C.78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☑	An investment adviser in accordance with 240.13d- 1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G)

(h)	☐	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with section 240.13d-1(b)(1)(ii)(J).
ITEM 4. OWNERSHIP.
     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned: 549,009

(b)	Percent of class: 2.03%

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 549,009

(ii)	Shared power to vote or to direct the vote: -0-

(iii)	Sole power to dispose or to direct the disposition of: 549,009

(iv)	Shared power to dispose or to direct the disposition of: -0-
ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
          Not Applicable
ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY
          Not Applicable
ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
          Not Applicable
ITEM 9. NOTICE OF DISSOLUTION OF GROUP
          Not Applicable
ITEM 10. CERTIFICATION.
          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
Dated: February 14, 2011

By:	/s/ R.L. Renck & Co., Inc.
	Name:	R.L. Renck & Co., Inc.
by: Robert L. Renck, Jr.